SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A

Notice to the Market

TIM launches 3G iPhone with exclusively plans and attractive prices

Rio de Janeiro, December 12, 2008 – TIM Participações S.A. (BOVESPA: TCSL3, and TCSL4; and NYSE: TSU), hereby announces today the launch of 3G iPhone with exclusively plans and attractive prices.

From today on, the handset can be acquired with exclusively plans, starting at R$93 per month, with large options to attend new and current clients. The 3G iPhone gathers all revolutionaries iPhone attributes and with 3G connection, twice as fast as the previous model, GPS integrated and the new iPhone 2.2 software, which includes support to Microsoft Exchange ActiveSync and runs thousands applications from partners available at Apple App Store.

With an exclusive five offers portfolio and specially customized to 3G iPhone, TIM will offer monthly fee between R$93 and R$299 and handset models between R$1,599 and R$699 depending on the plan.

The product is available in our stores in the whole country, to individual clients and corporate. For further information please visit our website at www.tim.com.br/iphone.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 12, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.